   e-mail: tproczko@hartmarx.com

September 15, 2008

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street
Washington, DC 20549-3651

Re:	Hartmarx Corporation
Form 10-K for the year ended November 30, 2007
Filed February 8, 2008
File No. 001-08501

Dear Mr. Reynolds:

Reference is made to the September 8, 2008 telephone conference in which I, on behalf of Hartmarx Corporation (the "Company"), and Ms. Pamela Howell and Ms. Cathey Baker, of the Staff, participated.  Pursuant to that telephone conference, the Company supplements its August 15, 2008 response letter (the "August 15 Response") as follows:

Compensation Discussion and Analysis, Page 15

While the Company acknowledges the Staff's comment and view that the specific quantitative terms of the performance targets of the goals established for operating unit earnings before interest and taxes and adjusted net assets as a percentage of sales (the "Non-public Performance Targets"), representing 25% and 15% of the potential cash bonus payments, respectively could be material to an investor's understanding of the Company's compensation policies and practices, the Company believes that disclosing the specific quantitative terms of the Non-public Performance Targets could cause competitive harm to the Company.

As stated in the Company's August 15, 2008 Response, the Company's fiscal 2007 cash bonus compensation program is based upon the achievement of specific quantitative performance targets.  The performance goals under the Company's MIP Plan for fiscal

Mr. John Reynolds
U.S. Securities and Exchange Commission
September 15, 2008

2007 were: consolidated pre-tax earnings; sales weighted operating unit earnings before interest and taxes; and sales weighted operating unit return on assets.  Without restating all of the information provided in the Company's August 15 Response, the Company wishes to clarify that the performance targets for fiscal year 2007 for each of the Named Executive Officers were:

Fiscal 2007 Performance Targets for Cash Bonus
Performance Measure / Percentage of Total Bonus Opportunity	Goal Targets: Threshold Target Maximum

A - Consolidated Pre-Tax Income - 60%	$24 million $30 million $33 million

B - Operating Unit Earnings Before Interest and Taxes - 25%	Based Upon Sales Weighted Earnings Achievement by Operating Unit

C - Operating Unit Adjusted Net Assets as a Percentage of Sales - 15%	Based Upon Sales Weighted Return on Investment Achievement by Operating Unit

With respect to the Non-public Performance Targets (i.e., Operating Unit Earnings Before Interest and Taxes and Operating Unit Adjusted Net Assets as a Percentage of Sales), the performance goals are based upon specific operating results for each of the Company's operating units.  Separate operating unit financial results, including results based on the Non-public Performance Targets, are not disclosed in any of the Company's public filings.  Accordingly, the financial metrics for the Non-public Performance Targets are not reflected in the Company's historical financial statements and are not otherwise publicly available.

Disclosure of these metrics, even on a historical basis, would provide the Company's competitors with valuable insight into how the Company generally projects its operating unit income and relative capital investment required by each operating unit to generate its sales.  Even though the historical operating unit income and required investment targets may not be direct predictors of the Company's current and future financial expectations, competitors could use the Company's prior operating unit income and investment targets and the level of achievement of any of such specific targets, combined with other publicly available information such as past operating income and business results, to predict with greater accuracy how the Company likely established its current operating income and return on investment goals and expectations at the beginning of the fiscal year.

Mr. John Reynolds
U.S. Securities and Exchange Commission
September 15, 2008

Publicly disclosing such information could enable the Company's competitors to focus their own resources, financial plans and strategies in order to compete more effectively with the Company.  For example, competitors could direct sales and marketing efforts to those customers or markets which the operating unit income and capital investment targets indicate the Company is focused on, thereby competing more effectively with the Company.  Further, such competitors could enhance their marketing and sales efforts to focus on those markets where Company performance targets anticipate a decline when compared to prior years, to the Company's detriment.  These competitors could use such insight to, among other things, price competing products below levels at which the Company believes it will be able to price its products and focus their own resources to more effectively compete with the Company.  Moreover, the Company's suppliers and customers could use this specific target information to negotiate more effectively with the Company on pricing terms.  If the Company was unable to negotiate favorable terms with its suppliers and customers, its stockholders would be adversely affected.

Similarly, with respect to Operating Unit Adjusted Net Assets as a Percentage of Sales, the Company believes that disclosing the specific performance targets would provide competitors with information allowing them to determine the Company's working capital requirements and other capital investment required to generate each operating unit's sales, and thereby target certain operating units and certain product lines for increased competition to achieve increased market share to the Company's detriment.  Over time, historical information regarding the specific targets and achievement levels for this metric, together with other publicly available information, could enable competitors to determine which product lines or operating units the Company is emphasizing (or de-emphasizing),  allowing competitors to adjust their strategies to become more competitive and making it more difficult for the Company to successfully implement its future operating strategies and to achieve its goals.  In both cases, resulting in potential harm to investors.

In addition, as stated in the Company's initial response dated May 12, 2008, disclosure of such Non-public Performance Targets would provide competitors with information which would permit them to design compensation and incentive plans in a manner that would better enable them to hire away the Named Executive Officers and operating unit executives critical to the effective implementation of the Company's strategies.  Competitors would have information which would allow them to design and offer compensation plans providing more lucrative payments and more easily attainable performance goals.

Mr. John Reynolds
U.S. Securities and Exchange Commission
September 15, 2008

We have previously confirmed to you, and again confirm, that in future filings the Company will disclose the specific performance targets used to determine incentive amounts, to the extent that such information does not constitute commercial or financial information that is privileged or confidential within the meaning of Exemption 4, as discussed above.  The Company also confirms that in future filings it will clarify which of the performance targets are based on separate operating unit results and metrics which are not publicly disclosed or available.  The Company further confirms that to the extent it is appropriate to omit specific performance targets in future filings, the Company will discuss how likely it will be for the Company to achieve the target levels.

The Company respectfully requests the Staff's assistance in completing the review of the Company's response as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (312) 357-5321 or via facsimile at 312 357-5807.

Very truly yours,

/s/ Taras R. Proczko

TRP

cc:   Michael B. Rohlfs, Chairman Audit and Finance Committee
         of the Hartmarx Corporation Board of Directors
Glenn R. Morgan, EVP and Chief Financial Officer,
   Hartmarx Corporation
Mr. Ryan Milne
Ms. Pamela Howell
      Ms. Cathey Baker